Exhibit 99.1

Granite REIT Announces Offering of C$500 Million 2.378% Senior Debentures Due 2030

TORONTO--(BUSINESS WIRE)--December 3, 2020--Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has priced an offering (the “Offering”) of C$500 million aggregate principal amount of 2.378% Series 5 senior unsecured debentures due December 18, 2030 (the “Debentures”). The Debentures will be guaranteed by Granite and Granite REIT Inc. The Offering of the Debentures is expected to close on or about December 18, 2020, subject to the satisfaction of certain customary closing conditions.

The Debentures are being offered on an agency basis by a syndicate of agents co-led by BMO Capital Markets and Scotia Capital Inc.

Granite is making the Offering in Canada pursuant to its amended and restated base shelf prospectus dated November 26, 2020. The terms of the Offering will be described in a prospectus supplement to the amended and restated base shelf prospectus to be filed with Canadian securities regulators in each province and territory of Canada and accessible at www.sedar.com.

Granite LP intends to use the net proceeds from the offering to refinance existing debt, including the redemption of its Series 2 Senior Debentures due 2021, and for general corporate purposes.

Through a cross currency interest rate swap, Granite LP has exchanged the Canadian dollar denominated principal and interest payments for Euro denominated payments, resulting in an effective fixed interest rate of 1.045% for the ten-year term of the Debentures.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in any jurisdiction. The Debentures being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the amended and restated base shelf prospectus or the prospectus supplement.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 110 investment properties representing approximately 46.6 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, and securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the expected closing date of the Offering, the use of the net proceeds of the Offering including the redemption of its Series 2 Senior Debentures due 2021 and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the expected closing date of the Offering, the use of the net proceeds of the Offering including the redemption of its Series 2 Senior Debentures due 2021, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2020 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three months ended September 30, 2020 (“Q3 MD&A”). The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Q3 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560

Andrea Sanelli
Manager, Legal & Investor Services
647-925-7504